July 3, 2024

Gary Zyla
Chief Financial Officer
AssetMark Financial Holdings, Inc.
1655 Grant Street, 10th Floor
Concord, California 94520

       Re: AssetMark Financial Holdings, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 14, 2024
           File No. 001-38980
Dear Gary Zyla:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 54

1. We note your disclosures on pages 52 and 54 indicating that your asset-based revenues are derived from fees charged as a percentage of platform assets, and attributing the increase in asset-based revenue during 2023 to higher incremental average assets although without addressing the effects associated with changes in prices.

       Please expand your disclosures to report the extent to which changes in your asset-based revenues are attributable to changes in prices and separately to changes in volumes, to comply with Item 303(b)(2)(iii) of Regulation S-K.

       For example, this may involve quantifying the extent to which the variances in asset-
       based revenues are attributable to (i) changes in the weighted average fees charged as a percentage of platform assets, (ii) changes in the average platform assets and, if
 July 3, 2024
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       applicable, (iii) changes in other factors such as product mix. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Cannarella at 202-551-3337 or Gus Rodriguez at 202-551-3752 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation